UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pasithea Therapeutics Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70261F103

(CUSIP Number)

David Delaney

Concord Investment Partners Ltd.

60 St. Clair Avenue East, Suite 702

Toronto, ON, M4T 1N5

Canada

(416) 951-9214

Avi Geller

Leonite Capital LLC

1 Hillcrest Center Drive Suite 232

Spring Valley, NY 10977

(845) 517-2340

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

(914) 629-8496

With a copy to:

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70261F103	13D	Page 2 of 14

(1)	NAMES OF REPORTING PERSONS Concord IP2 Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
191,321 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
191,321 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,321 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 3 of 14

(1)	NAMES OF REPORTING PERSONS Elderhill Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
35,200 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
35,200 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,200 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 4 of 14

(1)	NAMES OF REPORTING PERSONS David Delaney
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
226,521 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
226,521 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,521 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 5 of 14

(1)	NAMES OF REPORTING PERSONS Leonite Capital LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC, OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 6 of 14

(1)	NAMES OF REPORTING PERSONS Avi Geller
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
1,034,702 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
1,034,702 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,702 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 7 of 14

(1)	NAMES OF REPORTING PERSONS Camac Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
315,588 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
315,588 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,588 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 8 of 14

(1)	NAMES OF REPORTING PERSONS Camac Capital, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
315,588 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
315,588 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,588 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 9 of 14

(1)	NAMES OF REPORTING PERSONS Camac Fund, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
315,588 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
315,588 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,588 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

CUSIP No. 70261F103	13D	Page 10 of 14

(1)	NAMES OF REPORTING PERSONS Eric Shahinian
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0 shares
	(8)	SHARED VOTING POWER
315,588 shares
	(9)	SOLE DISPOSITIVE POWER
0 shares
	(10)	SHARED DISPOSITIVE POWER
315,588 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,588 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 23,287,818 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of Pasithea Therapeutics Corp.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 1, 2022 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

The third paragraph under Item 3 is amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 315,588 shares of Common Stock beneficially owned by the Camac Persons is approximately $299,018 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The Reporting Persons have submitted a demand pursuant to Section 220 of the Delaware General Corporation Law for certain books and records of the Issuer.

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, June 15, 2022, the Reporting Persons beneficially owned 1,576,811 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of the Common Stock is based on 23,287,818 shares of Common Stock outstanding as of May 9, 2022, as reported in the Form 10-Q for the quarterly period ended March 31, 2022, of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2022

CONCORD IP2 LTD.

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

ELDERHILL CORPORATION

	By:	/s/ David Delaney
	Name:	David Delaney
	Title:	President

/s/ David Delaney
David Delaney

LEONITE CAPITAL LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	CIO

/s/ Avi Geller
Avi Geller

CAMAC PARTNERS, LLC

By: Camac Capital, LLC
its general partner

	By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Managing Member of the GP

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member

CAMAC FUND, LP

By: Camac Capital, LLC
its general partner

By:	/s/ Eric Shahinian
Name:	Eric Shahinian
Title:	Managing Member of the GP

/s/ Eric Shahinian
Eric Shahinian

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all previously unreported transactions with respect to the Common Stock effected in the 60 days preceding June 15, 2022, by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 15, 2022.

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Camac Fund LP	06/01/2022	Purchase	62,341	$0.95	Open market
Camac Fund LP	06/02/2022	Purchase	35,371	$0.94	Open market
Camac Fund LP	06/03/2022	Purchase	39,213	$0.95	Open market
Camac Fund LP	06/06/2022	Purchase	55,940	$1.02	Open market
Camac Fund LP	06/10/2022	Purchase	5,610	$1.02	Open market
Camac Fund LP	06/13/2022	Purchase	18,900	$1.02	Open market
Camac Fund LP	06/14/2022	Purchase	20,334	$1.03	Open market

Page 14 of 14